UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Zhong Ya International Limited
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

98955J107
(CUSIP Number)

Wenjian Liu 64 North Pecos, Suite 900, Henderson, NV 89074 Tel: (702) 472-5066
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	98955J107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Wenjian Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,786,950
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
1,786,950
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,786,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
99.0%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.Security and Issuer

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Zhong Ya International Limited (formerly known as Western Lucrative Enterprises, Inc.), a corporation formed under the laws of Nevada (the “Issuer”), whose principal executive offices are located at 64 North Pecos, Suite 900, Henderson, NV 89074.

Item 2.Identity and Background

This statement is being filed by Wenjian Liu (the “Reporting Person”). Mr. Liu is a citizen of the People’s Republic of China. His business address is c/o Zhong Ya International Limited, 64 North Pecos, Suite 900, Henderson, NV 89074. Mr. Liu is the Chief Executive Officer, and a director, of the Issuer.

During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.Source and Amount of Funds or Other Considerations

Mr. Liu holds 1,786,950 shares of Common Stock, of which 169,300 shares (post 100-to-1 share exchange) were purchased by Mr. Liu for an aggregate of $325,000, using his personal funds, on February 12, 2018, and 1,617,650 shares were issued to Mr. Liu for his service as Chief Executive Officer and director of the Issuer.

Item 4.Purpose of Transaction

The acquisition of securities set forth in this Schedule 13D is for investment purposes. Except in Mr. Liu’s capacity as the Chief Executive Officer, and a director, of the Issuer, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Reporting Person reserves the right to increase or decrease his position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Person may deem advisable. The Reporting Person reserves the right to change his intention with respect to any and all matters referred to in this Item 4.

Item 5.Interest in Securities of the Issuer

(a)-(b) The aggregate percentage of shares of Common Stock reported owned by the Reporting Person is based upon 1,805,000 shares of Common Stock outstanding as of November 19, 2018, based on the current report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on November 19, 2018 (taking into effect the issuance of an aggregate of 1,617,650 shares of Common Stock to Mr. Liu as compensation).

The Reporting Person has sole beneficial ownership of an aggregate of 1,786,950 shares of Common Stock, or approximately 99% of the outstanding shares of Common Stock.  The Reporting Person has the sole power to vote, direct the vote, dispose or direct the disposal of these 1,786,950 shares of Common Stock.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) No other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not Applicable.

Item 6.Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018	/s/ Wenjian Liu Wenjian Liu